Eun Ah Choi
Vice President
Listing Qualifications

October 4, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 4, 2021 The Nasdaq Stock Market (the "Exchange") received from Mount Rainier Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, $0.0001 par value per share and one warrant

Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for three-fourths of one share of common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi